UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-31165

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended: March 31, 2006

☐Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

XL Generation International Inc.
Full Name of Registrant

Cygni Systems Corporation
Former Name, if Applicable

Sumpfstrasse 32, 6304 Zug, Switzerland
Address of Principal Executive Office (Street and Number)

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

In the year ended December 31, 2005, the Registrant engaged in a reverse merger, pursuant to which a shell corporation organized in the State of Nevada acquired an operating entity organized in Switzerland. The Swiss operating company has engaged in transactions throughout the world. The difficulties inherent in integrating the financial reporting of these two entities and recording their various international transactions has delayed the Registrant’s process of completing its compilation of financial information for the quarter ended March 31, 2006. The financial results for the quarter-end March 31, 2006 will reflect the operating results of the Swiss company and not the prior shell company which had little or no activity during the calendar year 2005.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Claude Pellerin:   (514) 397-0575.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

   ☒ Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes ☐No

See narrative in Part III above, incorporated herein by reference thereto, explaining why there will be a significant change in results of operations from the corresponding period for the last fiscal year. A reasonable estimate of the results can not be made because the Company needs additional time to finalize its financial statements in order to insure accurate reporting of its financial condition and results of operations for the period ended March 31, 2006.

XL Generation International Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Alain Lemieux
    Name: Alain Lemieux
    Title: President and Chief Executive Officer

Dated: May 15, 2006

  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).